ENVIRODYNE INDUSTRIES, INC.
                  RETIREMENT SAVINGS PLAN
                     Chicago, Illinois

                   FINANCIAL STATEMENTS
                December 31, 1996 and 1995

                   TABLE OF CONTENTS





                                                       PAGE

INDEPENDENT AUDITOR'S REPORT                            1


FINANCIAL STATEMENTS

  Statements of Net Assets Available
    for Benefits with Fund Information                  2
  Statement of Changes in Net Assets
    Available for Benefits with Fund Information        4

  Notes to Financial Statements                         5


SUPPLEMENTAL INFORMATION                               10

  Schedule of Assets Held for Investment
    Purposes - Item 27(a), Form 5500                   13
  Schedule of Reportable Transactions -
    Item 27(d), Form 5500                              14



NOTE: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable to the Envirodyne Retirement
        Savings Plan.

Plan Administrator
Envirodyne Industries, Inc. Retirement Savings Plan
Chicago, Illinois

                Independent Auditor's Report

We have audited the accompanying statements of net assets available for benefits with fund information of Envirodyne Industries, Inc. Retirement Savings Plan as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes - item 27(a), Form 5500 and Schedule of Reportable Transactions - item 27(d), Form 5500 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits are presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


CLIFTON GUNDERSON L.L.C.

Oak Brook, Illinois
July 2, 1997

ENVIRODYNE INDUSTRIES, INC. RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION - PART 1 December 31, 1996

                                      Fidelity                    20th     Warburg     Warburg
                        Guaranteed     Growth     Fidelity      Century    Growth &     Inter-
                        Long Term     Advisor     Puritan        Ultra      Income     national
                       -----------  -----------  ----------   ----------   --------   ----------
                            $            $           $            $            $           $
ASSETS:
Investments,
  at fair value:
  Cash transaction
    account
  Pooled investment
    accounts
    (Cost, $5,097,388)   2,708,060      693,912     519,431      355,598    369,875     382,156
  Common stock
    (Cost, $346,000)
  Participant
    notes
    receivable
                       -----------  -----------  ----------   ---------- ----------   ---------
    Total
      investments        2,708,060      693,912     519,431      355,598    369,875     382,156
                       -----------  -----------  ----------   ---------- ----------    --------

Receivables:
  Employer's
    contribution            59,692       10,726      11,186        6,678      7,739       6,556
  Participants'
    contributions           30,602        6,805       6,097        4,177      4,654       3,968
                       -----------  -----------  ----------   ---------- ----------    --------
    Total
      receivables           90,294       17,531      17,283       10,855     12,393      10,524
                       -----------  -----------  ----------   ---------- ----------    --------

  Net assets
    available for
    benefits             2,798,354      711,443     536,714      366,453    382,268     392,680
                       ===========  ===========  ==========   ========== ==========    ========

These financial statements should be read only in connection with the accompanying notes to financial statements.
/TABLE

ENVIRODYNE INDUSTRIES, INC. RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION - PART 2 December 31, 1996

                                                                  Envirodyne
                        Lifetime   Lifetime   Lifetime   Lifetime   Stock     Loan
                           20         30         40         50      Fund      Fund    Other     Total
                       ----------  --------  ----------- -------- --------- -------- -------- ----------
                            $          $          $          $        $        $        $         $
ASSETS:
Investments,
  at fair value:
  Cash transaction
    account                                                                             1,847       1,847
  Pooled investment
    accounts
    (Cost, $5,097,388)     94,125    144,466     87,980    155,851                              5,511,454
  Common stock
    (Cost, $346,000)                                                375,197                       375,197
  Participant
    notes
    receivable                                                                241,907             241,907
                       ----------  --------- ----------  --------- --------  --------  ------  ----------
    Total
      investments          94,125    144,466     87,980    155,851  375,197   241,907   1,847   6,130,405
                       ----------  --------- ----------  --------- --------  --------  ------  ----------

Receivables:
  Employer's
    contribution            2,566     4,761        2,513     2,765    3,983                       119,165
  Participants'
    contributions           1,382     2,829        1,304     1,384    2,371                        65,573
                       ----------  --------  ----------- --------- --------  --------  ------  ----------
    Total
      receivables           3,948     7,590        3,817     4,149    6,354                       184,738
                       ----------  --------  ----------- --------- --------  --------  ------  ----------

  Net assets
    available for
    benefits               98,073   152,056       91,797   160,000  381,551   241,907   1,847   6,315,143
                       ==========  ========  =========== ========= ========  ========  ======  ==========

These financial statements should be read only in connection with the accompanying notes to financial statements.
/TABLE

ENVIRODYNE INDUSTRIES, INC. RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION - PART 1 December 31, 1995


                                       Fidelity                    20th     Warburg     Warburg
                         Guaranteed     Growth     Fidelity      Century    Growth &     Inter-
                         Long Term     Advisor     Puritan        Ultra      Income     national
                        -----------  -----------  ----------   ----------   --------   ----------
                             $            $           $            $            $           $
ASSETS:
Investments,
  at fair value:
  Pooled investment
    accounts
    (Cost, $4,417,424)    2,473,651      514,894     411,237      192,471    405,603     346,762
  Participant
    notes
    receivable
                        -----------  -----------  ----------   ---------- ----------   ---------
    Total
      investments         2,473,651      514,894     411,237      192,471    405,603     346,762
                        -----------  -----------  ----------   ---------- ----------    --------

Receivables:
  Employer's
    contribution             37,420        6,344       6,588        3,409      5,231       6,237
  Participants'
    contributions            14,571        2,521       2,822        1,399      2,043       2,376
                        -----------  -----------  ----------   ---------- ----------    --------
    Total
      receivables            51,991        8,865       9,410        4,808      7,274       8,613
                        -----------  -----------  ----------   ---------- ----------    --------

  Net assets
    available for
    benefits              2,525,642      523,759     420,647      197,279    412,877     355,375
                        ===========  ===========  ==========   ========== ==========    ========

These financial statements should be read only in connection with the accompanying notes to financial statements.
/TABLE

ENVIRODYNE INDUSTRIES, INC. RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION  -  PART 2
December 31, 1995



                           Lifetime   Lifetime   Lifetime   Lifetime    Loan
                              20         30         40         50       Fund      Total
                          ----------  --------  ----------- --------  --------  ----------
                               $          $          $          $         $          $
ASSETS:
Investments,
  at fair value:
  Pooled investment
    accounts
    (Cost, $4,417,424)        65,578    103,964     69,082    176,740            4,759,982
  Participant
    notes
    receivable                                                          53,948      53,948
                          ----------  --------- ----------  --------- --------  ----------
    Total
      investments             65,578    103,964     69,082    176,740   53,948   4,813,930
                          ----------  --------- ----------  --------- --------  ----------

Receivables:
  Employer's
    contribution               1,555     2,544        1,408     1,711               72,447
  Participants'
    contributions                646       949          500       678               28,505
                          ----------  --------  ----------- --------- --------  ----------
    Total
      receivables              2,201     3,493        1,908     2,389              100,952
                          ----------  --------  ----------- --------- --------  ----------

  Net assets
    available for
    benefits                  67,779   107,457       70,990   179,129   53,948   4,914,882
                          ==========  ========  =========== ========= ========  ==========

These financial statements should be read only in connection with the accompanying notes to financial statements.
/TABLE

ENVIRODYNE INDUSTRIES INC. RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION  -  PART 1
For the Year Ended December 31, 1996


                                   Fidelity                    20th     Warburg     Warburg
                     Guaranteed     Growth     Fidelity      Century    Growth &     Inter-
                     Long Term     Advisor     Puritan        Ultra      Income     national
                    -----------  -----------  ----------   ----------   --------   ----------
                         $            $           $            $            $           $
Additions to Net
  Assets Attributed
  to:
Investment income:
  Net unrealized
    appreciation
    (depreciation)
    in fair value
    of investments      153,700       37,591      39,933       12,111    (32,460)      9,628
  Net realized gain
    (loss) from sale
    of investments                    74,957      22,693       23,222     20,704      25,541
  Interest income
                    -----------  -----------  ----------   ---------- ----------   ---------
    Total investment
      income            153,700      112,548      62,626       35,333    (11,756)     35,169
                    -----------  -----------  ----------   ---------- ----------   ---------
Contributions:
  Employer              214,405       48,824      44,666       26,048     36,688      35,088
  Participants          392,611      100,072      83,895       58,490     78,040      78,251
                    -----------  -----------  ----------   ---------- ----------   ---------
    Total
      contributions     607,016      148,896     128,561       84,538    114,728     113,339
                    -----------  -----------  ----------   ---------- ----------   ---------
Interfund transfers    (260,188)     (17,984)    (16,770)      79,272    (50,303)    (35,131)
Participant loan
  payments received      29,280        4,949       5,367        2,428      3,584       3,164
                    -----------  -----------  ----------   ---------- ----------   ---------
                       (230,908)     (13,035)    (11,403)      81,700    (46,719)    (31,967)
                    -----------  -----------  ----------   ---------- ----------   ---------
TOTAL ADDITIONS         529,808      248,409     179,784      201,571     56,253     116,541
                    -----------  -----------  ----------   ---------- ----------   ---------

Deductions from net
  assets attributed
  to:
  Benefits paid to
    participants        123,116       35,310      29,988       27,118     70,707      61,820
  Administrative
    fees                  3,932          473         740          219        247         381
  Loans to
    participants        130,048       24,942      32,989        5,060     15,908      17,035
                    -----------  -----------  ----------   ---------- ----------   ---------
TOTAL DEDUCTIONS        257,096       60,725      63,717       32,397     86,862      79,236
                    -----------  -----------  ----------   ---------- ----------   ---------
Net increase
  (decrease) in
  net assets
  available for
  benefits              272,712      187,684     116,067      169,174    (30,609)     37,305

Net assets
  available for
  benefits
  beginning of
  year                2,525,642      523,759     420,647      197,279    412,877     355,375
                    -----------  -----------  ----------   ---------- ----------   ---------
Net assets
  available for
  benefits
  end of year         2,798,354      711,443     536,714      366,453    382,268     392,680
                    ===========  ===========  ==========   ========== ==========   =========

These financial statements should be read only in connection with the notes to accompanying financial statements.

ENVIRODYNE INDUSTRIES INC. RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION  -  PART 2
For the Year Ended December 31, 1996


                                                                Envirodyne
                      Lifetime   Lifetime   Lifetime   Lifetime   Stock     Loan
                         20         30         40         50      Fund      Fund    Other     Total
                     ----------  --------  ----------- -------- --------- -------- -------- ----------
                          $          $          $          $        $        $        $         $
Additions to Net
  Assets Attributed
  to:
Investment income:
  Net unrealized
    appreciation
    (depreciation)
    in fair value
    of investments        5,122      8,603     (3,091)    (5,376)  29,195                       254,956
  Net realized gain
    (loss) from sale
    of investments        3,931      4,041     12,741     26,071        1                       213,902
  Interest income                                                            10,455              10,455
                     ----------  --------- ----------  --------- --------  --------  ------  ----------
    Total investment
      income              9,053     12,644      9,650     20,695   29,196    10,455             479,313
                     ----------  --------- ----------  --------- --------  --------  ------  ----------
Contributions:
  Employer                9,994     16,205      9,234     11,384    5,216                       457,752
  Participants           19,392     30,180     14,695     18,735    5,076             1,847     881,284
                     ----------  --------- ----------  --------- --------  --------  ------  ----------
    Total
      contributions      29,386     46,385     23,929     30,119   10,292             1,847   1,339,036
                     ----------  --------- ----------  --------- --------  --------  ------  ----------
Interfund transfers      (5,650)     4,427     (1,969)   (27,122) 341,873   (10,455)
Participant loan
  payments received       1,814      2,677        938         67      190   (54,458)
                     ----------  --------- ----------  --------- --------  --------  ------  ----------
                         (3,836)     7,104     (1,031)   (27,055) 342,063   (64,913)
                     ----------  --------- ----------  --------- --------  --------  ------  ----------
TOTAL ADDITIONS          34,603     66,133     32,548     23,759  381,551   (54,458)  1,847   1,818,349
                     ----------  --------- ----------  --------- --------  --------  ------  ----------

Deductions from net
  assets attributed
  to:
  Benefits paid to
    participants            248     12,753      3,878     41,611              4,959             411,508
  Administrative
    fees                    139        227         82        140                                  6,580
  Loans to
    participants          3,922      8,554      7,781      1,137           (247,376)
                     ----------  --------- ----------  --------- --------  --------  ------  ----------
TOTAL DEDUCTIONS          4,309     21,534     11,741     42,888           (242,417)            418,088
                     ----------  --------- ----------  --------- --------  --------  ------  ----------
Net increase
  (decrease) in
  net assets
  available for
  benefits               30,294     44,599     20,807    (19,129) 381,551   187,959   1,847   1,400,261

Net assets
  available for
  benefits
  beginning of
  year                   67,779    107,457     70,990    179,129             53,948           4,914,882
                     ----------  --------- ----------  --------- --------  --------  ------  ----------
Net assets
  available for
  benefits
  end of year            98,073    152,056     91,797    160,000  381,551   241,907   1,847   6,315,143
                     ==========  ========= ==========  ========= ========  ========  ======  ==========

These financial statements should be read only in connection with the notes to accompanying financial statements.

      ENVIRODYNE INDUSTRIES, INC. RETIREMENT SAVINGS PLAN
                 NOTES TO FINANCIAL STATEMENTS
                  December 31, 1996 and 1995

NOTE 1 - DESCRIPTION OF THE PLAN
--------------------------------

The following description of the Envirodyne Industries, Inc.
Retirement Savings Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established to provide deferred compensation benefits to eligible employees. Effective January 1, 1995, the Plan was changed from a money purchase plan to
a 401(k) plan.   Under the Plan, all of the employees of Envirodyne
Industries, Inc. ("Employer") and its participating subsidiaries who have met eligibility requirements may elect to participate in the Plan. Employees who are covered by a collective bargaining agreement will be eligible only if their participation is provided for in the agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participation

Eligible employees may become Plan members on the first day of January, April, July or October following six months from their date of hire.

Contributions

Participating employees, by means of authorized payroll deductions, make contributions to the Plan in amounts based upon a percentage of their compensation. These contributions cannot be less than two percent (2%) nor greater than fifteen percent (15%) of the participant's compensation. Employer contributions to the Plan are made in varying proportions and are based upon the percent of the participant's contributions and the participant's years of credited service. At the discretion of the Employer, there also may be an employer profit sharing contribution for active participants at the end of the plan year.

Vesting

Participant contributions plus the earnings thereon are fully vested. Vesting in the Employer contributions and the earnings thereon is based on years of credited service. A participant is 100% vested after five years of credited service. If a participant attains age 65, or becomes permanently and totally disabled, or dies, the full value of the Employer contribution account becomes immediately vested and is nonforfeitable.

Allocations

Investment income is allocated based on account balances as defined by the Plan.

The Employer profit sharing contribution is allocated to participants based upon their annual compensation as a percentage of the total annual compensation for all participants.


Allocations (Continued)

Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not been paid as of December 31, 1996 and 1995 are $33,932 and $89,418, respectively.

Participant Notes Receivable

Participants may borrow from their fund accounts a maximum equal to the lesser of $50,000 or 50% of their vested account balance. All loans must be repaid within five years. The loans are secured by the balance in the participant's account and bear interest at a rate determined by the plan administrator equal to 1% over the prime interest rate. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

Distribution of account balance is made in a lump sum payment.

Rollover Contributions

The rollover contributions represent lump sum benefits received by certain employees from another organization's pension or profit sharing plan, or from the Envirodyne Employee Thrift Plan. The Plan allows a participant to contribute these benefits in 10% increments to the plan funds. Rollover contributions are included in employee contributions in the statement of changes in net assets available for benefits with fund information. A rollover contribution is payable upon retirement, termination of employment, death or disability.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

Use of Estimates in Preparing Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investments

Quoted market prices are used to value investments. Investments are stated at fair value. Participants' notes receivable are valued at cost which approximates market value.

Investment transactions are reflected on a trade-date basis.
Realized gains or losses on sales of securities are based on revalued cost. Income from investments is recorded as earned on an accrual basis. Cost is determined on an average-cost basis.
Risks and Uncertainties

The Plan provides for various investment options in any combination of Envirodyne Industries, Inc. common stock and numerous pooled investment accounts. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Administrative Expenses

Expenses of the Plan other than brokerage commissions, which are included in the cost of the investments and loan fees, which are paid directly by the Plan, are paid by the Employer. Although the Employer has elected to pay these expenses, it is not obligated to do so. If the Employer ceases to pay all or part of these expenses in the future, they will be paid by the Plan's trustee out of the assets of the Plan.

Forfeitures

Forfeitures are recorded as a reduction to the aggregate Employer contributions in the year they occur. For the year ended December 31, 1996, forfeitures amounted to $2,567.

Payment of Benefits

Benefits are recorded when paid.


NOTE 3 - INVESTMENT PROGRAM
---------------------------

The Plan provides for investment election alternatives allowing participant contributions to be invested in certain individual programs as directed by each participant in 10% increments. Participants may change their investment elections up to four times a year as provided in the Plan. Employer contributions are invested in the same proportion as the participants' contributions. The investment options are as follows:

GUARANTEED LONG TERM - The assets of this account are invested in a diversified portfolio of high quality, fixed income instruments (primarily intermediate bonds and commercial mortgages within Connecticut General's General Account). Principal and interest are fully guaranteed by the Connecticut General Life Insurance Company. The objective of the account is to provide stable returns and to preserve the principal investment.

FIDELITY GROWTH ADVISOR - The assets of this account are exclusively invested in the Fidelity Advisory Growth Opportunities Fund which invests mostly in common stocks and also in preferred stocks and bonds. This account seeks to provide long-term capital appreciation.

FIDELITY PURITAN FUND - The assets of this account are exclusively invested in the Fidelity Puritan Fund which invests in a diversified portfolio of securities including stocks, bonds and short-term investments. The objective of this account is to preserve capital and provide current income while seeking long-term growth of capital and income.

TWENTIETH CENTURY ULTRA - The assets of this account are exclusively invested in the American Century-Twentieth Century
Ultra Fund which invests primarily in common stocks of companies with accelerating earnings and revenues. This account seeks to provide capital growth over time.

WARBURG GROWTH AND INCOME - The assets of this account are exclusively invested in the Warburg Pincus Advisor Growth & Income Fund which invests in dividend-paying equity securities, including common stocks and other marketable securities as well as fixed income securities. This account seeks to provide long-term capital appreciation.

WARBURG INTERNATIONAL - The assets of this account are exclusively invested in the Warburg Pincus Advisor International Equity Account which invests primarily in common stocks, debt securities and preferred stocks of companies based outside the United States. The objective of the account is to achieve long-term capital appreciation through international diversification.

LIFETIME 20 - The assets of this account are invested 80% in stocks and 20% in bonds. The stocks accounts are CIGNA separate accounts which invest in Fidelity Advisor Growth Opportunities, Warburg Pincus Advisor Emerging Growth and Warburg Pincus Advisor International Equity. The bond separate accounts are CIGNA Actively Managed (Core) Fixed Income and CIGNA High Yield Bond fund. This account seeks to provide long-term capital appreciation.

LIFETIME 30 - The assets of this account are invested 70% in stocks and 30% in bonds. The stock accounts are CIGNA separate accounts which invest in Fidelity Advisor Growth Opportunities, CIGNA Growth & Income, Warburg Pincus Advisor Emerging Growth and Warburg Pincus Advisor International Equity. The bond separate accounts are CIGNA Actively Managed (Core) Fixed Income and CIGNA High Yield Bond Fund. This account seeks to provide long-term capital appreciation.

LIFETIME 40 - The assets of this account are invested 65% in stocks and 35% in bonds. The stock accounts are CIGNA separate accounts which invest in Fidelity Advisor Growth Opportunities, CIGNA Growth & Income, Vanguard Quantitative Portfolios, Warburg Pincus Advisor Emerging Growth and Warburg Pincus Advisor International Equity. The bond separate accounts are CIGNA Actively Managed (Core) Fixed Income and CIGNA High Yield Bond Fund. This account seeks to provide longer-term capital appreciation with a secondary emphasis on income and capital stability.

LIFETIME 50 - The assets of this account are invested 55% in stocks and 45% in bonds. The stock accounts are CIGNA separate accounts which invest in Fidelity Advisor Growth Opportunities, CIGNA Growth & Income, Vanguard Quantitative Portfolios, Warburg Pincus Advisor Emerging Growth and Warburg Pincus Advisor International Equity. The bond separate accounts are CIGNA Actively Managed (Core) Fixed Income and CIGNA High Yield Bond Fund.

ENVIRODYNE STOCK FUND - The assets of the Envirodyne Stock Fund are exclusively invested in Envirodyne Industries, Inc. Common Stock.

At December 31, 1996 and 1995, there were 455 and 435 participants, respectively, invested in one or more of the Plan's investment accounts. Following is the number of participants investing in each account:


                                  1996           1995
                                --------       --------
Guaranteed Long-Term               389            385
Fidelity Advisor Growth            118            108
Fidelity Puritan                   134            135
20th Century Ultra                  76             57
Warburg Growth & Income             80             78
Warburg International               94             96
Lifetime 20                         28             24
Lifetime 30                         47             41
Lifetime 40                         29             24
Lifetime 50                         19             20
Envirodyne Stock                    25              -

The number of units and the net asset value per unit for each account are as follows:

                                    1996                  1995
                            ------------------   ------------------
                                     Net Asset            Net Asset
                             Number    Value      Number     Value
                            of Units  Per Unit   of Units  Per Unit
                            --------  --------   --------  --------
Guaranteed Long-Term         94,527     $   29    92,000    $   27
Fidelity Advisor Growth      14,519         48    12,614        41
Fidelity Puritan             24,202         21    21,834        19
20th Century Ultra           11,263         32     6,874        28
Warburg Growth & Income      22,821         16    24,493        17
Warburg International        16,422         23    16,311        21
Lifetime 20                   6,602         14     5,110        13
Lifetime 30                  10,252         14     8,165        13
Lifetime 40                   6,416         14     5,491        13
Lifetime 50                  11,519         14    14,358        12
Envirodyne Stock             66,702          6       N/A       N/A


Participants may direct contributions to the Envirodyne Stock Fund which invests in Envirodyne Industries, Inc. common stock, a security of a participating employer. Investments in Envirodyne Industries, Inc. common stock as of December 31, 1996 and 1995 were $375,197 and $0, respectively. For the year ended December 31, 1996, income from Envirodyne Industries, Inc. common stock was $0; net unrealized appreciation in fair value of Envirodyne Industries, Inc. common stock was $29,195; and net realized gain from sale of Envirodyne Industries, Inc. common stock was $1.


The following table presents the fair market value and book value of the investments:

                                          1996            1995
                                       ----------       ----------

Market Value                           $5,886,651       $4,759,982
Cost, net of previously recognized
  appreciation and depreciation         5,631,695        4,275,224
                                       ----------       ----------
Net unrealized appreciation in fair
  value of investments                 $  254,956       $  484,758
                                       ==========       ==========

NOTE 4 - CONTRIBUTIONS
----------------------

Contributions to the Plan by Clear Shield National, Inc. and
Envirodyne Industries, Inc. are as follows:

                   Clear Shield       Envirodyne
                  National, Inc.   Industries, Inc.      Total
                  -------------    ---------------    ----------
Employer            $  419,511         $ 38,241       $  457,752
Participant            767,570          113,714          881,284
                    ----------         --------       ----------
                    $1,187,081         $151,955       $1,339,036
                    ==========         ========       ==========

NOTE 5 - FEDERAL INCOME TAXES
-----------------------------

The Plan sponsor has applied to the Internal Revenue Service for a determination on whether the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the Internal Revenue Code, and that the Plan was qualified and the related trust is tax-exempt as of December 31, 1996.

The following rules, among others, apply to distributions from the Plan to participants under income tax laws in effect at December
31, 1996:


(i) A participant will not be subject to federal income tax on Employer contributions or on the income or gains realized on investments credited to his account until such time as a distribution from the Plan is paid or made available to him.

(ii) Upon the distribution to a participant of his entire interest in the Plan within a single calendar year, the total amount distributed, after excluding the amount of the participant's contributions, will be subject to federal income tax as ordinary income in the year of distribution.

(iii) An additional tax equal to 10% of the taxable amount will be imposed in most instances where the distribution is payable to a recipient below the age of 59-1/2 for reasons other than death, disability, or to pay deductible medical expenses.


NOTE 6 - NET REALIZED GAIN FROM SALE OF INVESTMENTS
---------------------------------------------------

The net realized gain from sale of investments was computed as follows:

                                     1996
                                 -----------
Proceeds from sale               $ 1,894,846
Cost                               1,680,944
                                 -----------
Net realized gain                $   213,902
                                 ===========

NOTE 7 -   INVESTMENTS REPRESENTING FIVE PERCENT OR MORE OF NET
           ASSETS AVAILABLE FOR BENEFITS
---------------------------------------------------------------

Investments representing five percent or more of net assets available for plan benefits were as follows:

                                 December 31, 1996
                                 -----------------

Identity of Issue                          Description                    Value
----------------------------     ---------------------------------     -------------
Connecticut General Life Ins.    Guaranteed Long Term                   $2,708,060
Connecticut General Life Ins.    Fidelity Advisor Growth Opp.              693,912
Connecticut General Life Ins.    Fidelity Puritan                          519,431
Connecticut General Life Ins.    Twentieth Century Ultra                   355,598
Connecticut General Life Ins.    Warburg Pincus Growth & Income            369,875
Connecticut General Life Ins.    Warburg Pincus International              382,156
Envirodyne Industries, Inc.      Envirodyne Stock                          375,197


                                  December 31, 1995
                                  -----------------
Identity of Issue                         Description                      Value
----------------------------     ---------------------------------     -------------
Connecticut General Life Ins.    Guaranteed Long Term                    $2,473,651
Connecticut General Life Ins.    Fidelity Advisor Growth Opp.              $514,894
Connecticut General Life Ins.    Fidelity Puritan                          $411,237
Connecticut General Life Ins.    Warburg Pincus Growth & Income            $405,603
Connecticut General Life Ins.    Warburg Pincus International              $346,762

NOTE 8 - RECLASSIFICATIONS
--------------------------

Certain 1995 amounts were reclassified to conform to the 1996 presentation.


NOTE 9 - PLAN TERMINATION
-------------------------

The Employer reserves the right to alter, amend, or terminate the Plan. In the event of Plan termination, participants will become
100% vested in their accounts. Presently, there is no intention on the part of the Employer to terminate the Plan.


This information is an integral part of the accompanying financial statements.

              SUPPLEMENTAL INFORMATION
              ------------------------

ENVIRODYNE INDUSTRIES, INC. RETIREMENT SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - ITEM 27(a) FORM 5500
December 31, 1996

Plan Name:      Envirodyne Retirement Savings Plan
EIN:            95-2677354
Plan Number:    001

    (a)
Asterisk if
 party-in   (b) Identity of issue, borrower,                                                                     (e) Fair
 Interest        lessor or similar party               (c) Description                            (d) Cost          Value
----------  ----------------------------------    -----------------------------------------      -----------   -------------
     *      Connecticut General Life Ins.         CIGNA Guaranteed Long Term Fund                 $2,708,059     $2,708,060
     *      Connecticut General Life Ins.         Fidelity Advisor Growth Oppor.                     559,479        693,912
     *      Connecticut General Life Ins.         Fidelity Puritan Fund                              420,593        519,431
     *      Connecticut General Life Ins.         Twentieth Century Ultra Fund                       305,980        355,598
     *      Connecticut General Life Ins.         Warburg Pincus Growth & Income                     356,760        369,875
     *      Connecticut General Life Ins.         Warburg Pincus International Equity                327,556        382,156
     *      Connecticut General Life Ins.         Lifetime 20                                         77,180         94,125
     *      Connecticut General Life Ins.         Lifetime 30                                        119,078        144,466
     *      Connecticut General Life Ins.         Lifetime 40                                         82,328         87,980
     *      Connecticut General Life Ins.         Lifetime 50                                        140,375        155,851
     *      Envirodyne Industries, Inc.           Envirodyne Industries, Inc. Common                 346,001        375,197
     *      Connecticut General Life Ins.         Cash Transaction Account (GST)                       1,846          1,847
                                                  Outstanding Participant Loan                                      241,907
                                                                                                  ----------     ----------
                                                                                                  $5,445,235     $6,130,404
                                                                                                  ==========     ==========

ENVIRODYNE INDUSTRIES, INC. RETIREMENT SAVINGS PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS - ITEM 27(d), FORM 5500
December 31, 1996

Plan Name:       Envirodyne Retirement Savings Plan
EIN:             95-2677354
Plan Number:     001

                                                                                                        (b) Current
                                                                                                          value of
(a) Identity                                                                                              assets on
  of party          (b) Description                    (c) Purchase      (d) Selling    (g) Cost of      transaction   (i) Net gain
  Involved             of Asset                            Price            Price            Asset           date        or (loss)
------------  ---------------------------------       ---------------   ---------------   -----------    -----------   -------------
  CGLIC       CIGNA Guaranteed Long Term Fund              $1,473,324    Not Applicable    $1,473,324     $1,473,324           $0

  CGLIC       CIGNA Guaranteed Long Term Fund          Not Applicable        $1,392,615    $1,392,615     $1,392,615           $0

  CGLIC       Fidelity Advisor Growth Opportunity            $440,483    Not Applicable      $440,483       $440,483           $0

  CGLIC       Fidelity Advisor Growth Opportunity      Not Applicable          $373,897      $298,940       $373,897      $74,957

  CGLIC       Fidelity Puritan Fund                          $176,578    Not Applicable      $176,578       $176,578           $0

  CGLIC       Fidelity Puritan Fund                    Not Applicable          $130,912      $108,219       $130,912      $22,693

  CGLIC       Twentieth Century Ultra Fund                   $327,947    Not Applicable      $327,947       $327,947           $0

  CGLIC       Twentieth Century Ultra Fund             Not Applicable          $200,093      $176,871       $200,093      $23,222

  CGLIC       Warburg Pincus Growth & Income                 $327,360    Not Applicable      $327,360       $327,360           $0

  CGLIC       Warburg Pincus Growth & Income           Not Applicable          $351,240      $330,536       $351,240      $20,704

  CGLIC       Warburg Pincus International                   $201,452    Not Applicable      $201,452       $201,452           $0

  CGLIC       Warburg Pincus International             Not Applicable          $201,132      $175,592       $201,132      $25,540

  CGLIC       Lifetime 40                                    $351,361    Not Applicable      $351,361       $351,361           $0

  CGLIC       Lifetime 40                              Not Applicable          $342,094      $329,354       $342,094      $12,740

  CGLIC       Lifetime 50                                    $207,005    Not Applicable      $207,005       $207,005           $0

  CGLIC       Lifetime 50                              Not Applicable          $248,565      $222,494       $248,565      $26,071

              Envirodyne Industries, Inc.
                Common Stock                                 $346,058    Not Applicable      $346,058       $346,058           $0

              Envirodyne Industries, Inc.
                Common Stock                           Not Applicable               $57           $56            $57           $0
